UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission file number: 001-42862

KNOREX Ltd.

(Exact name of registrant as specified in its charter)

21 Merchant Road, #04-01

Singapore 058267

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Item 1. Results of Extraordinary General Meeting and Change in Board Composition

On June 24, 2026 (Singapore Time), KNOREX Ltd. (the “Company”) held an Extraordinary General Meeting (the “EGM”) in a hybrid format, with a physical venue in Singapore and virtual attendance. A quorum was present in person or by proxy in accordance with the Company’s Second Amended and Restated Memorandum of Association.

At the EGM, the shareholders voted on four (4) ordinary resolutions. The final voting results for each resolution are set forth below. Percentages indicate the proportion of votes cast “FOR” or “AGAINST” each resolution, excluding abstentions, which are not counted as votes cast under Cayman Islands law.

RESOLUTION 1: REMOVAL OF DIRECTOR WILSON CHANDRA

RESOLVED AS AN ORDINARY RESOLUTION that Mr. Wilson Chandra be and is hereby removed from office as a Director of the Company with immediate effect upon the passage of this resolution at this EGM.

Votes FOR: 34,212,695 (99.996%)

Votes AGAINST: 1,405 (0.004%)

Votes ABSTAIN: 0

Result: Passed.

RESOLUTION 2: ELECTION AND APPOINTMENT OF DIRECTOR

RESOLVED AS AN ORDINARY RESOLUTION that Mr. Kai Zhong be and is hereby elected and appointed as a Director of the Company with immediate effect upon the passage of this resolution.

Votes FOR: 34,076,070 (99.996%)

Votes AGAINST: 1,405 (0.004%)

Votes ABSTAIN: 136,625

Result: Passed.

RESOLUTION 3: ELECTION AND APPOINTMENT OF DIRECTOR

RESOLVED AS AN ORDINARY RESOLUTION that Mr. Lu Liu be and is hereby elected and appointed as a Director of the Company with immediate effect upon the passage of this resolution.

Votes FOR: 34,076,070 (99.996%)

Votes AGAINST: 1,405 (0.004%)

Votes ABSTAIN: 136,625

Result: Passed.

RESOLUTION 4: ELECTION AND APPOINTMENT OF DIRECTOR

RESOLVED AS AN ORDINARY RESOLUTION that Mr. Truong Vinh Phu Le be and is hereby elected and appointed as a Director of the Company with immediate effect upon the passage of this resolution.

Votes FOR: 34,214,040 (approximately 100%)

Votes AGAINST: 5 (approximately 0.000%)

Votes ABSTAIN: 0

Result: Passed.

Accordingly, Mr. Wilson Chandra was removed as a director of the Company effective upon the passage of Resolution 1 at the EGM. Immediately following the EGM, the Board of Directors convened and resolved to place Mr. Chandra on administrative leave from his position as President of the Company, effective immediately. Messrs. Kai Zhong, Lu Liu, and Truong Vinh Phu Le were elected and appointed as directors of the Company effective upon the passage of Resolutions 2, 3 and 4, respectively.

Item 2. Current Board Composition and Board Committees

Immediately following the EGM, the Board of Directors convened and reconstituted its committees as follows:

Audit Committee:

●	Chair: Ms. Qi Chang
●	Members: Ms. Qi Chang, Mr. Lu Liu, and Mr. Kai Zhong
●	The Board designated Mr. Lu Liu as the “audit committee financial expert” within the meaning of applicable SEC rules and the NYSE American Company Guide.

Nominating & Governance Committee:

●	Chair: Mr. Kai Zhong
●	Members: Mr. Kai Zhong, Ms. Qi Chang, and Mr. Lu Liu

Compensation Committee:

●	Chair: Mr. Lu Liu
●	Members: Mr. Lu Liu, Ms. Qi Chang, and Mr. Kai Zhong

The Board has determined that Mr. Kai Zhong, Mr. Lu Liu and Ms. Qi Chang qualify as independent directors under the applicable rules of NYSE American and the Company’s corporate governance standards. Mr. Lu Liu also qualifies as an audit committee financial expert under applicable SEC rules.

Following the actions taken at the EGM and the subsequent Board meeting, the Board of Directors consists of five (5) directors:

1.	Dr. Khar Heng Choo (Chairman)
2.	Mr. Kai Zhong
3.	Mr. Lu Liu
4.	Ms. Qi Chang
5.	Mr. Truong Vinh Phu Le

The Audit Committee consists of three independent directors, and the Company is in compliance with Section 803B(2)(c) of the NYSE American Company Guide.

EXHIBITS

Exhibit No.	Description
99.1	Biographies of Newly Appointed Directors

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNOREX Ltd.

By:	/s/ Khar Heng Choo
Name:	Khar Heng Choo
Title:	Chairman of the Board of Directors and Chief Executive Officer

Date: June 26, 2026